

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

September 14, 2009

Mr. Charles A. Casalinova
Chief Financial Officer
WCA Waste Corporation
One Riverway, Suite 1400
Houston, TX 77056

       RE: **Form 10-K for the fiscal year ended December 31, 2008**
                Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009
                Schedule 14A filed on April 30, 2009
                File No. 0-50808

Dear Mr. Casalinova:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Jessica Kane, Staff Attorney, at (202) 551-3235 or, in her absence, Pamela Long, Assistant Director, at (202) 551-3760. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3689 if you have questions regarding our review of the financial statements and related matters.

                Sincerely,

                John Hartz
                Senior Assistant Chief Accountant